UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 Issued: 17 September 2025, London UK

GSK to invest $30 billion in R&D and Manufacturing in the United States over next 5 years

●     Includes new $1.2 billion investment announced today in manufacturing facilities, AI and advanced digital technologies, creating hundreds of highly skilled U.S. jobs
●     New facilities will bridge R&D and manufacturing across both the U.S. and U.K., strengthening the two countries' leadership in life sciences

GSK plc (LSE/NYSE: GSK) today announced plans to invest $30 billion across the United States in research and development and supply chain infrastructure over the next five years.

This includes a new $1.2 billion investment in advanced manufacturing facilities and AI and advanced digital technologies, to deliver new, next-generation biopharma factories and laboratories in the United States. These investments build on GSK's strong innovation and manufacturing footprint and capabilities in the United States today, developing and making products in the United States for the United States.

The $1.2 billion investment includes:
●    Construction of an additional new biologics flex factory at Upper Merion, Pennsylvania to deliver potential best-in-class new medicines for respiratory disease (COPD, asthma) and cancer (haematological, gynaecological, lung and other solid tumours). Construction is planned to commence in 2026
●     New AI and advanced digital technology capabilities across GSK's existing 5 manufacturing sites in 4 States (Pennsylvania, North Carolina, Maryland, and Montana)
●     New drug substance manufacturing capabilities
●     New and enhanced device and auto-injector capabilities and assembly

Commenting on the State Visit and today's announcement, GSK CEO Emma Walmsley said: "Alongside the many longstanding and vital shared interests that connect the U.K. and the United States, is advancing life sciences to get ahead of disease. This week's State Visit brings together two countries that have led the world in science and healthcare innovation.  We are proud to be part of both. Here in the U.K., we continue to invest in a significant manufacturing base and more than £1.5 billion in R&D every year. Today, we are committing to invest at least $30 billion in the United States over the next 5 years, further bolstering the already strong R&D and supply chain we have in the country. $1.2 billion of today's announcement includes construction of an additional next-gen biologics "flex" factory, powered by AI, advanced technologies and expert talent to produce transformational new respiratory and cancer medicines for American patients."

The $30 billion investment in the U.S. includes capital investments across GSK's U.S. supply chain, as well as increased investment in R&D drug discovery and development and clinical trial activity, with the U.S. expected to rank first globally for the number of studies, sites and clinical trials participants conducted by GSK over the next five years.

Today's announcement means GSK has committed new investments of approximately $2 billion in U.S. manufacturing over the last 12 months. In October 2024, construction began of a new $800 million facility at GSK's Marietta, Pennsylvania site, doubling the size and capacity of the site. These new manufacturing investments will create hundreds of highly skilled jobs (in addition to construction jobs), building upon GSK's approximately 15,000 strong U.S. workforce.

Last year, GSK's global supply chain network delivered 1.7 billion packs of medicines and over 400 million vaccine doses to help towards our goal of positively impacting the health of 2.5 billion people by the end of 2030.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q2 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 17, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc